Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of securities of Blucora, Inc. (the “Company,” “we,” “our,” or “us”) is a summary of the rights of our common stock and certain provisions of our restated certificate of incorporation, as amended (the “restated certificate of incorporation”), and our amended and restated bylaws as currently in effect. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the provisions of our restated certificate of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our restated certificate of incorporation, our amended and restated bylaws, and the applicable provisions of the DGCL, for additional information.

Description of Capital Stock

Common Stock

General. Our restated certificate of incorporation authorizes the issuance of 900,000,000 shares of our common stock, par value $0.0001 per share. All of our outstanding shares of our common stock are fully paid and nonassessable.

Voting rights. Except as required by law or matters relating solely to the terms of preferred stock, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. For director elections, director nominees will be elected to the board of directors (the “Board”) if the votes cast "for" such director nominee’s election exceed the votes cast "against" such director nominee’s election (with abstentions and broker non-votes not counted as a vote cast either “for” or “against” such director nominee’s election); provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders where (i) the Secretary of the Company receives a notice that a stockholder has nominated a person for election to the Board in compliance with the advance notice requirements for stockholder nominees for director set forth in our amended and restated bylaws and (ii) that nomination was not withdrawn on or prior to the tenth day preceding the date on which Company mailed notice of the meeting. Unless otherwise required by law, all other matters submitted to a vote of our stockholders require the affirmative vote of the holders of a majority in voting power of the shares of our common stock that are present in person or by proxy and who are entitled to vote on such matter.

Dividend rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor.

Ownership Limitations. Certain transfers of our stock between stockholders could result in our undergoing an “ownership change” as defined in Section 382 of the IRC and the related Treasury Regulations (“Section 382”). Our certificate of incorporation was amended in 2009 to reclassify our common stock and impose restrictions on its transfer under certain circumstances related to Section 382.

In particular, the restated certificate of incorporation generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge, or other disposition) any of our stock (or options, warrants, or other rights to acquire our stock, or securities convertible or exchangeable into our stock) to the extent that transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock for purposes of Section 382 (a “Five Percent Stockholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Stockholder. Any person or entity attempting to acquire shares in such a transaction is referred to as a “Restricted Holder.” The restated certificate of incorporation does not prevent transfers that are sales by a Five Percent Stockholder, although it does restrict any purchasers that seek to acquire shares from a Five Percent Stockholder to the extent that the purchaser is or would become a Five Percent Stockholder.

Any transfer that violates the restated certificate of incorporation is null and void ab initio and is not effective to transfer any record, legal, beneficial, or any other ownership of the number of shares that result in the violation (which are referred to as “Excess Securities”). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm’s-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board. The restated certificate of incorporation also provides the Company with various remedies to prevent or respond to a purported transfer that violates its provisions. In particular, any person who knowingly violates such provisions, together with any persons in the same control group with such person, are jointly and severally liable to the Company for such amounts as will put the Company in the same financial position as it would have been in had such violation not occurred.

Our Board may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the restated certificate of incorporation if the Board determines, in its sole discretion, that after taking into account the preservation of our net operating losses ("NOLs") and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board prior to any such acquisition. We intend to enforce the restrictions to preserve future use of our NOLs and income tax credits for so long as the Board determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382.

Other matters. Pursuant to applicable provisions of the DGCL, upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any other distribution rights granted to holders of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions are applicable to our common stock.

Preferred Stock

Our restated certificate of incorporation permits our Board, without further action of stockholders, to issue up to 15,000,000 shares of preferred stock from time to time in one or more classes or series. Our Board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected by our Board in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock. Currently, there are no shares of preferred stock outstanding.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

Our restated certificate of incorporation, amended and restated bylaws and Delaware law contain several provisions that may make the acquisition of control of us by means of a tender offer, open market purchases, a proxy fight, or otherwise more difficult. Such provisions could have the effect of discouraging others from attempting an unsolicited offer to acquire the Company or preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL restricts certain transactions between a corporation organized under Delaware law or its majority-owned subsidiaries and any person, referred to as an interested stockholder, holding fifteen percent (15%) or more of the corporation’s outstanding voting stock, together with the affiliates or associates of such person. Section 203 prevents, for a period of three years following the date that a person becomes an interested stockholder, the following types of transactions between the corporation and the interested stockholder, unless certain conditions, described below, are met:
•mergers or consolidations;
•sales, leases, exchanges or other transfers of ten percent (10%) or more of the aggregate assets of the corporation;

•issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation;
•any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; and
•receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.
The three-year ban will not apply if either the proposed transaction or the transaction by which the interested stockholder became an interested stockholder is approved by the Board prior to the date such stockholder becomes an interested stockholder. Additionally, an interested stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an interested stockholder, the stockholder owns at least eighty-five percent (85%) of the outstanding voting stock of the corporation without regard to those shares owned by the corporation’s officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the Board and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds (66 2/3%) of the outstanding voting stock not owned by the interested stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an interested stockholder of the corporation, or who becomes such with Board approval, if the proposed transaction involves:
•certain mergers or consolidations involving the corporation;

•a sale or other transfer of over fifty percent (50%) of the aggregate assets of the corporation; or

•a tender or exchange offer for fifty percent (50%) of more of the outstanding voting stock of the corporation.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. We have not adopted such a charter or bylaw amendment.

Election and removal of directors.

Our restated certificate of incorporation requires that the Board be composed of not less than 6 nor more than 15 directors, with the specific number to be set by resolution of the Board. Since the 2020 annual meeting of stockholders, all members of our Board are of one class elected annually.

Authorized but unissued shares.

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action without a meeting.

Our restated certificate of incorporation and amended and restated bylaws provide that any action that is properly brought before the stockholders by or at the direction of the Board may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by the holders of outstanding shares of capital stock entitled to be voted with respect to the subject matter thereof having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholder action; advance notification of stockholder nominations and proposals.

Our restated certificate of incorporation and amended and restated bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the Board. A special meeting of the stockholders shall be held if the holders of not less than thirty percent (30%) of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have complied with the procedures for calling special meetings set forth in our amended and restated bylaws.

In addition, our amended and restated bylaws provide that, subject to limited circumstances, candidates for director may be nominated and other business brought before an annual meeting only by the Board or by a stockholder who gives written notice to us not less than 90 days prior to nor more than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire the Company or delaying changes in control of our management, which could depress the market price of our common stock. These provisions could also have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to certificate of incorporation and bylaws.

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation may be amended or repealed by the affirmative vote of the holders of a majority of the outstanding shares entitled vote. Furthermore, our amended and restated bylaws may be adopted, amended or repealed by our Board or our stockholders. These provisions may have the effect of deferring, delaying, or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.

Business combinations.

Our restated certificate of incorporation provides that an affirmative vote of not less than two-thirds of the outstanding shares and, to the extent, if any, provided by resolution or resolutions of the Board providing for the issuance of a series of common or preferred stock, not less than two-thirds of the outstanding shares entitled to vote thereon, voting as a class, shall be required for the adoption or authorization of a business combination.

Notwithstanding the foregoing, if a business combination is approved by at least two-thirds of the Board, and is otherwise required by law to be approved by our stockholders, such business combination shall require the affirmative vote of not less than fifty-one percent (51%) of the outstanding shares entitled to vote thereon and, to the extent, if any, provided by resolution or resolutions of the Board providing for the issuance of a series of common or preferred stock, not less than fifty-one percent (51%) of the outstanding shares of such series, voting as a class; provided, however, that if a business combination approved by at least two-thirds of the Board is not otherwise required by law to be approved by our stockholders, then no vote of the stockholders shall be required. Pursuant to the restated certificate of incorporation, “business combination” means (i) a merger, share exchange or consolidation of the Company or any of its subsidiaries with any other corporation; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance, whether in one transaction or a series of transactions, by the Company or any of its subsidiaries of all or a substantial part of the Company’s assets otherwise than in the usual and regular course of business, or (iii) any agreement, contract or other arrangement providing for any of the foregoing transactions.

Exclusive jurisdiction of certain actions.

Our amended and restated bylaws require, to the fullest extent permitted by law, that (i) derivative actions brought in the name of the Company under Delaware law, (ii) actions against directors, officers and employees for breach of fiduciary duty, (iii) actions against directors, officers and employees arising pursuant to any provision of the DGCL, our restated certificate of incorporation or our bylaws, (iv) actions against directors, officers and employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporation claim,” as defined in Section 115 of the DGCL may be brought only in a state or federal court located within the state of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Furthermore, our amended and restated bylaws require, to the fullest extent permitted by law, that any action asserting a cause of action arising under the Securities Act of 1933, as amended, may be brought only in the federal district courts of the United States of America.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. The choice of forum provision in our amended and restated bylaws does not have the effect of causing our stockholders to have waived our obligation to comply with the federal securities laws and the rules and regulations thereunder.

Limitation of Liability and Indemnification

Our restated certificate of incorporation limits the liability of our directors for monetary damages for breach of fiduciary duty to the fullest extent permitted by applicable law and our amended and restated bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We also maintain directors’ and officers’ liability insurance coverage.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “BCOR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareowner Services LLC.